Exhibit 99.2

Ministry of Public and Business Service Delivery Articles of Amendment Business Corporations Act Corporation Name (Date of Incorporation/Amalgamation) AKANDA CORP. (July 16, 2021) 1. The name of the corporation is changed to: Not amended 2. The number of directors or the minimum/maximum number of directors are amended as follows: Not amended 3. The articles are amended as follows: A. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. If none, enter "None": Not amended B. The classes and any maximum number of shares that the corporation is authorized to issue: To consolidate the issued and outstanding common shares of the Corporation on the basis of one (1) post-consolidation common share for ever ten (10) existing pre-consolidation common shares, provided that no fractional common shares of the Corporation shall be issued in connection with the consolidation and the number of common shares to be received by any one shareholder shall be rounded down to the nearest whole number of common shares. C. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors' authority with respect to any class of shares which may be issued in series. If there is only one class of shares, enter "Not Applicable": Not amended BCA - Articles of Amendment - AKANDA CORP. - OCN:2854618 - March 08, 2023 The endorsed Articles of Amendment are not complete without the Certificate of Amendment. Certified a true copy of the record of the Ministry of Public and Business Service Delivery. Director/Registrar, Ministry of Public and Business Service Delivery Page 1 of 2

D. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows. If none, enter "None": Not amended E. Other provisions: Not amended 4. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act. 5. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on: November 22, 2022 The articles have been properly executed by the required person(s). BCA - Articles of Amendment - AKANDA CORP. - OCN:2854618 - March 08, 2023 The endorsed Articles of Amendment are not complete without the Certificate of Amendment. Certified a true copy of the record of the Ministry of Public and Business Service Delivery. Director/Registrar, Ministry of Public and Business Service Delivery Page 2 of 2

Ontario

Ministry of Public and
Business Service Delivery
Ministère des Services au public et
aux entreprises

Certificate of Amendment

Certificat de modification

Business Corporations Act

Loi sur les sociétés par actions

AKANDA CORP.

Corporation Name / Dénomination sociale

2854618

Ontario Corporation Number / Numéro de société de l'Ontario

This is to certify that these articles are effective on

La présente vise à attester que ces statuts entreront en vigueur le

March 08, 2023 / 08 mars 2023

V. Quintanilla W.

Director / Directeur
Business Corporations Act / Loi sur les sociétés par actions

The Certificate of Amendment is not complete without the Articles of Amendment

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar

Ce certificat de modification n'est pas complet s'il ne contient pas les statuts de modification

Copie certifiée conforme du dossier du ministère des Services au public et aux entreprises.

V. Quintanilla W.

Directeur ou registrateur

Terms & Conditions Conditions The following are the Terms and Conditions for filing with the Ministry of Public and Business Service Delivery (“Ministry”) under the Business Corporations Act, Business Names Act, Corporations Act, Corporations Information Act, Extra-Provincial Corporations Act, Limited Partnerships Act and Not-for-Profit Corporations Act, 2010. Agreement to these Terms and Conditions by the following persons and entities is a mandatory condition of filing: (i) the person(s) signing or otherwise authorizing the filing and any person(s) acting on their behalf (collectively, the “authorizers”); and (ii) the corporation or other entity that is the subject of the filing (the “entity”) and any person(s) acting on behalf of the entity These Terms and Conditions are made under the authority of the requirements established by the Director or Registrar appointed under the applicable Act. These Terms and Conditions are in addition to and subject to the applicable Acts, regulations and requirements of the Director or Registrar. By proceeding with this filing under any of the above-named Acts, the authorizer(s), the entity and any person(s) acting on behalf of the entity accept and agree to be bound by these Terms and Conditions. 1. The sole responsibility for correctness and completeness of the filing, and for compliance with the applicable Act and all regulations and Director’s or Registrar’s requirements made under it, lies with the authorizer(s) and the entity. The authorizer(s), the entity and any person(s) acting on behalf of the entity agree that any information provided by the Ministry in or related to the making of a filing is not legal advice, and that they have obtained their own legal or other advice as appropriate. 2. All filings must meet any signature or authorization requirements established by the Director or Registrar under the applicable Act. Where signatures are required for electronic filing, the applicable articles, application, declaration, other approved form or other document must be Vous trouverez ci-dessous les conditions générales de dépôt auprès du ministère des Services au public et aux entreprises (le « Ministère ») en vertu de la Loi sur les sociétés par actions, la Loi sur les noms commerciaux, la Loi sur les sociétés par actions, la Loi sur les renseignements exigés des personnes morales, la Loi sur les personnes morales extraprovinciales, la Loi sur les sociétés en commandite et la Loi de 2010 sur les organisations sans but lucratif. L’acceptation des conditions générales par les personnes et entités suivantes est une condition obligatoire du dépôt : (i) personnes qui signent ou autorisent autrement le dépôt et toute personne agissant en leur nom (collectivement dénommés les « signataires autorisés »); (ii) personne morale ou autre entité visée par le dépôt (l’« entité ») et toute personne agissant au nom de l’entité Ces conditions générales sont régies par les exigences établies par l’administrateur ou le registrateur désigné en vertu de la Loi applicable. Elles s’ajoutent et sont assujetties aux Lois, aux règlements et aux exigences établies par l’administrateur ou le registrateur. En procédant à ce dépôt en vertu de toute Loi citée ci-dessus, les signataires autorisés, l’entité et toute personne agissant au nom de l’entité acceptent et conviennent d’être liés par les présentes conditions générales. 1. La seule responsabilité relative à l’exactitude et à l’exhaustivité du dépôt, à la conformité avec la Loi et tous les règlements applicables et avec les exigences de l’administrateur ou du registrateur incombe aux signataires autorisés et à l’entité. Les signataires autorisés, l’entité et toute personne agissant au nom de l’entité reconnaissent que toute information fournie par le Ministère ou en lien avec une procédure de dépôt ne constitue pas un conseil juridique, et qu’ils ont obtenu leur propre conseil juridique ou autre avis, selon le cas. 2. Tous les dépôts doivent répondre aux exigences en matière de signature ou d’autorisation établies par l’administrateur ou le registrateur en vertu de la Loi applicable. Si les signatures sont requises pour un dépôt électronique, les statuts, la Ministry of Public and Business Service Delivery Ministère des Services au public et aux entreprises Page 1 of/sur 5 saved or printed and signed in accordance with the instructions provided. The entity must keep a properly executed version of the applicable document in paper or electronic format, together with any records that may exist related to an electronic signature, if signed by electronic signature, as follows: If the subject of a filing is a corporation, the corporation must keep these documents and records at its registered office. If the subject of the filing is an Ontario limited partnership, the limited partnership must keep these documents and records at the limited partnership’s principal place of business in Ontario. If the subject of the filing is an extra-provincial limited partnership that does not have a principal place of business in Ontario, the extra-provincial limited partnership must keep these documents and records at the address of the limited partnership’s attorney and representative in Ontario set out in the declaration filed under the Limited Partnerships Act and stated in the power of attorney executed under the Act. If required by notice from the Director or Registrar, the corporation, limited partnership, the attorney and representative in Ontario or other person as applicable must provide a copy of the properly executed version of the applicable document to the Director or Registrar within the time period set out in the notice, together with any records that may exist related to an electronic signature, if signed by electronic signature. 3. In addition to retaining and filing supporting documents in accordance with the applicable Act and regulations, the entity must keep a copy of all filed supporting documents and provide a copy in accordance with any written notice from the Director or Registrar. In the case of a consent from a Minister or the Public Guardian and Trustee (PGT) that is required to support a filing made by a corporation, the corporation agrees that the Ministry may contact that Minister or the PGT, as applicable, to confirm that the necessary consent has been obtained and to record this in the electronic business registration system maintained by the Ministry. 4. The entity assumes full responsibility for any risk of confusion or legal action, including the risk of a lawsuit or name hearing under the applicable Act, resulting from a filing that sets out a name that is the same or similar to that of an existing corporation, business name or trademark, or that is otherwise contrary to the applicable Act or regulations. 5. Filings must be made in the required form and format, and must meet the technical requirements or other specifications and requirements established by the Director or Registrar. 6. Valid email address(es) must be provided as specified in the transaction for administrative purposes, and all mandatory fields must be completed. 7. The business information provided in this filing may be shared with other government bodies. The business demande et la déclaration applicables, ainsi que toute autre formulaire approuvé ou autre document doivent être sauvegardés ou imprimés et signés conformément aux instructions fournies. L’entité doit conserver un exemplaire dûment signé du document applicable, sous forme imprimée ou électronique, avec tout dossier qui pourrait exister en lien avec une signature électronique, le cas échéant, comme suit : Si l’entité visée par le dépôt est une personne morale, cette dernière doit conserver ces documents et dossiers à son siège social. Si l’entité visée par le dépôt est une société par actions de l’Ontario, la société par actions doit conserver ces documents et dossiers à son établissement principal en Ontario. Si l’entité visée par le dépôt est une société à responsabilité limitée extraprovinciale qui n’a pas d’établissement principal en Ontario, la société doit conserver ces documents et dossiers à l’adresse de son avocat et représentant en Ontario stipulée dans la déclaration déposée en vertu de la Loi sur les sociétés en commandite et dans la procuration signée en vertu de la Loi. Si un avis de l’administrateur ou du registrateur l’exige, la personne morale, la société en commandite, l’avocat et représentant en Ontario ou toute autre personne, selon le cas, doit fournir une copie de l’exemplaire dûment signé du document applicable à l’administrateur ou au registrateur dans les délais stipulés dans l’avis, ainsi que tout dossier qui pourrait exister en lien avec une signature électronique, le cas échéant. 3. En plus de conserver et de déposer les documents à l’appui conformément à la Loi et aux règlements applicables, l’entité doit conserver une copie de tous les documents d’appui déposés, et en fournir une copie conformément à tout avis écrit de l’administrateur ou du registrateur. Si un consentement du Ministre ou du tuteur et curateur public (TCP) est requis pour appuyer un dépôt effectué par une personne morale, cette dernière convient que le ministère peut communiquer avec ce Ministre ou le TCP, selon le cas, pour confirmer que le consentement nécessaire a été obtenu et l’enregistrer dans le système d’enregistrement électronique des sociétés tenu à jour par le ministère. 4. L’entité assume la pleine responsabilité de tout risque de confusion ou d’action en justice, y compris le risque de poursuite ou d’instruction judiciaire en vertu de la Loi applicable, résultant d’un dépôt qui stipule une dénomination identique ou similaire à celle d’une société, à un nom commercial ou à une marque de commerce existants, ou qui enfreint autrement la Loi et les règlements applicables. 5. Les dépôts doivent être effectués sous la forme et dans le format requis, et répondre aux exigences techniques ou autres spécifications et exigences établies par l’administrateur ou le registrateur. 6. Les adresses de courriel valides doivent être fournies tel que stipulé dans la transaction pour les besoins Page 2 of/sur 5 information that is collected may be used and disclosed for the purpose of administering their programs. 8. Payment of the required fee must be made at the time of submission, and any certificate or other documentation issued by the Ministry is subject to compliance action and cancellation if payment is disputed or fraudulent. Payment of fees for electronic filings must be made electronically using the payment options provided. 9. If an application is for a corrected certificate, and the application is approved under the applicable Act, the corporation or limited partnership as applicable will be notified when the certificate has been issued. The corporation or limited partnership, as applicable, agrees to review the issued corrected certificate in the records maintained by the Ministry forthwith and to confirm that the issued certificate corresponds with the final approved application for correction. The corporation or limited partnership, as applicable, agrees to be responsible and assume all liability for any discrepancies between the issued corrected certificate and the final approved application if these are not immediately brought to the attention of the Ministry. 10. If this is a new filing, a company key consisting of a unique series of digits will be provided electronically by the Ministry to the entity at the time of completion of the transaction, together with the final documentation for the transaction. If this is not a new filing, the entity will have received a company key. The company key provides authority over the entity; by proceeding with this transaction, any person(s) acting on behalf of the entity is confirming that they are duly authorized by the entity. 11. The company key will be required for any subsequent paper or online filings regarding the entity. The entity is responsible for the care and control of the company key. The entity is responsible for treating this key as confidential information and not sharing it unless it is in the course of providing delegated authority to a trusted service provider or trusted intermediary to make filings on their behalf. The recipient of the company key agrees to notify the Ministry as soon as they become aware that the key has been lost, stolen or misused to request a replacement key. The entity agrees to be responsible and assume all liability for all filings authorized by the key in respect of the entity. Unauthorized use of the company key or delegated authority may result in suspension of access to the electronic business registration system. 12. The Ministry may take appropriate compliance action at any time if it comes to the attention of the Ministry that a filing does not comply with the applicable Act, regulations or the requirements of the Director or Registrar. 13. The Acts set out penalties, including fines, for submitting administratifs, et tous les champs obligatoires doivent être remplis. 7. Les renseignements sur l’entreprise fournis dans le cadre de ce dépôt peuvent être partagés avec d’autres organismes gouvernementaux. Les renseignements sur l’entreprise qui sont recueillis peuvent être utilisés et divulgués pour les besoins de l’administration des programmes. 8. Le paiement des droits requis doit être effectué au moment de la soumission et tout certificat ou autre document émis par le Ministère est passible d’une mesure de conformité et d’une annulation si le paiement est contesté ou frauduleux. Le paiement des droits des dépôts électroniques doit être effectuée électroniquement à l’aide des options de paiement proposées. 9. Si une demande est faite pour un certificat corrigé et si la demande est approuvée en vertu de la Loi applicable, la personne morale ou la société en commandite, selon le cas, sera avisée lorsque le certificat sera émis. La personne morale ou la société en commandite, selon le cas, accepte d’examiner sur-le-champ le certificat corrigé émis dans les dossiers tenus par le Ministère et de confirmer qu’il correspond à la demande de correction approuvée et finale. La personne morale ou la société en commandite, selon le cas, reconnaît qu’elle est responsable et assume la pleine responsabilité de toute différence éventuelle entre le certificat corrigé émis et la demande approuvée finale qui n’est pas immédiatement portée à l’attention du ministère. 10. S’il s’agit d’un nouveau dépôt, le Ministère fournira à l’entité, au moment de l’achèvement de la transaction, une clé d’entreprise composée d’une série unique de chiffres, ainsi que la documentation finale de la transaction. S’il ne s’agit pas d’un nouveau dépôt, l’entité recevra une clé d’entreprise. La clé d’entreprise fournit le pouvoir relatif à l’entité; en exécutant cette transaction, toute personne qui agit au nom de l’entité confirme qu’elle est dûment autorisée par l’entité. 11. La clé d’entreprise sera requise pour tout dépôt effectué en ligne par la suite concernant l’entité. L’entité est responsable de protéger la clé d’entreprise et d’en assurer le contrôle. L’entité est responsable de traiter la clé comme de l’information confidentielle et de ne pas l’échanger, à moins que ce soit dans le but de déléguer le pouvoir à un prestataire de services ou à un intermédiaire de confiance pour qu’il effectue les dépôts en son nom. La personne qui reçoit la clé d’entreprise convient d’aviser le Ministère dès que la perte, le vol ou l’utilisation inappropriée de la clé est porté(e) à sa connaissance, afin d’en demander le remplacement. L’entité reconnaît qu’elle est responsable et assume la pleine responsabilité de tous les dépôts la concernant qui sont autorisés par la clé. L’utilisation non autorisée de la clé d’entreprise ou du pouvoir délégué peut résulter en une Page 3 of/sur 5 suspension de l’accès au système d’enregistrement électronique des sociétés. 12. Le Ministère peut prendre en tout temps la mesure de conformité appropriée si un dépôt non conforme à la Loi, aux règlements applicables ou aux exigences de l’Administrateur et du registrateur est porté à sa connaissance. 13. La Loi prévoit des pénalités, y compris des amendes, pour toute communication de renseignements faux ou trompeurs. 14. La personne morale convient de déposer en tout temps les statuts constitutifs requis par l’administrateur en vertu de la Loi sur les sociétés par actions ou la Loi de 2010 sur les organisations sans but lucratif. 15. Si un dépôt est effectué en vertu de Loi sur les sociétés par actions, de la Loi sur les personnes morales extraprovinciales, de la Loi sur les sociétés en commandite ou de la Loi de 2010 sur les organisations sans but lucratif, il doit être appuyé par un rapport de recherche NUANS axé sur l’Ontario ou pondéré, et si les renseignements identificatoires sont fournis, les consentements des signataires autorisés pour l’administrateur nommé en vertu de la Loi ou tout autre personne désignée par l’administrateur doivent être obtenus pour récupérer le rapport NUANS directement auprès du ministère approprié du gouvernement du Canada. La personne morale convient de conserver un exemplaire du rapport NUANS à son siège social, sous forme électronique ou imprimée. 16. Une personne morale constituée en vertu de la Loi sur les sociétés par actions ou de la Loi de 2010 sur les organisations sans but lucratif qui maintient son activité à l’extérieur de l’Ontario convient de déposer auprès du Ministère une copie de l’acte de maintien qui lui a été émis dans l’autre territoire de compétence dans les 60 jours qui suivent la date d’émission. 17. S’il s’agit d’un dépôt concernant un arrangement effectué en vertu de la Loi sur les sociétés par actions ou la Loi de 2010 sur les organisations sans but lucratif, la personne morale reconnaît qu’elle doit prévenir l’administrateur de la demande présentée au tribunal et que l’administrateur a le droit de se présenter au tribunal et d’être entendu en personne ou d’être représenté par l’avocat. La personne morale convient de soumettre l’avis requis et une copie provisoire du plan d’arrangement en vertu de la Loi applicable aux fins d’examen par le système électronique tenu à jour par le Ministère au moins sept jours ouvrables avant de demander une ordonnance provisoire ou finale au tribunal. La personne morale convient d’apporter les modifications requises par l’administrateur afin de s’assurer que le plan est conforme à la Loi applicable et aux exigences du Ministère et qu’il peut être mis en place dans le système électronique tenu à jour par le false or misleading information. 14. The corporation agrees to file restated articles at any time required by the Director under the Business Corporations Act or Not-for-Profit Corporations Act, 2010. 15. Where a filing under the Business Corporations Act, Extra-Provincial Corporations Act or Not-for-Profit Corporations Act, 2010 must be supported by an Ontario biased or weighted Nuans search report, and the identifying information is provided, the authorizer(s) consents for the Director appointed under the Act or other person delegated by the Director to retrieve the Nuans report directly from the appropriate department of the Government of Canada. The corporation agrees to keep a copy of the Nuans report in electronic or paper format at the corporation’s registered office. 16. A corporation under the Business Corporations Act or Not-for-Profit Corporations Act, 2010 that continues out of Ontario agrees to file with the Ministry a copy of the instrument of continuance issued to it by the other jurisdiction within 60 days after the date of issuance. 17. If this is a filing made in respect of an arrangement under the Business Corporations Act or Not-for-Profit Corporations Act, 2010, the corporation acknowledges that it must give the Director notice of the application to the court and that the Director is entitled to appear in court and be heard in person or by counsel. The corporation agrees to submit the required notice and a draft copy of the Plan of Arrangement under the applicable Act for review through the electronic system maintained by the Ministry at least seven business days before seeking an interim and/or final order with the court. The corporation agrees to make changes required by the Director to ensure that the Plan complies with the applicable Act and Ministry requirements, and is capable of being implemented in the electronic system maintained by the Ministry under the applicable Act. The corporation agrees that if the Ministry does not receive a draft of the application or sufficient notice of the application, additional time may be required for review. The corporation acknowledges that the Ministry may seek an adjournment if the corporation fails to provide a draft of the application or sufficient notice of the application. The corporation agrees that if it obtains a court order without providing the required notice of the application to the Ministry, revisions may be required to any Plan of Arrangement attached to a court order and a further court order may be required before the articles of arrangement are endorsed. Page 4 of/sur 5

Ministère en vertu de la Loi applicable. La personne morale reconnaît que si le Ministère ne reçoit pas une version provisoire de la demande ou un préavis suffisant, l’examen pourrait prendre plus de temps. La personne morale reconnaît que le Ministère pourrait demander l’ajournement si elle ne fournit pas une version provisoire de la demande ou un préavis suffisant. La personne morale reconnaît que si elle obtient une ordonnance du tribunal sans avoir fourni au Ministère le préavis requis relatif à la demande, des révisions pourraient être nécessaires pour tout plan d’arrangement joint à une ordonnance du tribunal, et une autre ordonnance du tribunal pourrait être requise avant que les statuts d’arrangement soient approuvés. Page 5 of/sur 5